Boomer Ventures Inc.

 Posada del Rey Via Italia Punta Paitilla

Ciudad de Panama Republic de Panama

Tel. 949-419-6588 Fax: 949-272-0088

June 13, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Mark P. Shuman

Re: Boomer Ventures Inc.

Registration Statement on Form S-1/A

Filed May 13, 2014

File No. 333-183938

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

1. Item 16 - Exhibits

- Kenne Ruan’s consent has now been included in this filing.

- The consents now reference the Form S-1.

- The Exhibit list now accurately references the exhibits filed.

- The S-1 now consistently references the firm auditing our financial statements.

- The exhibit list now references previously filed exhibits.

Please fax all comments to 949-272-0088.

Sincerely,

-S-

Alicia Itzel Rivera Tristan